KW
3/13/14

[redacted]

14046955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JORDAN, KNAUFF & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. MADISON, SUITE 980
(No. and Street)

CHICAGO (City) IL (State) 60606-3414 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVE KAKAREKA (312) 254-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OSTROW REISIN BERK & ABRAMS, LTD.
(Name – *if individual, state last, first, middle name*)

455 N. CITYFRONT PLAZA DRIVE, SUITE 1500, CHICAGO, IL 60611
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
401

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
3/21/14

OATH OR AFFIRMATION

I, G. Cook Jordan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JORDAN, KNAUFF & COMPANY, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DAVID KAKAREKA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 10/21/14

G Cook Jordan Jr.
Signature

Managing Principal
Title

David Kakareka
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JORDAN, KNAUFF & COMPANY

YEARS ENDED DECEMBER 31, 2013 AND 2012

JORDAN, KNAUFF & COMPANY

YEARS ENDED DECEMBER 31, 2013 AND 2012

CONTENTS

Independent Auditor's Report

Board of Directors
Jordan, Knauff & Company
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of Jordan, Knauff & Company (an Illinois limited liability company) (the Company), which comprise the statement of financial condition as of December 31, 2013 and 2012 and the related statements of operations, changes in members' capital and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jordan, Knauff & Company as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 24, 2014

JORDAN, KNAUFF & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31,	2013	2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ **861,963**	$ 1,105,296
Accounts receivable	**15,446**	609,000
Prepaid expenses	**17,741**	227,981
Other current assets		16,061
Total current assets	**895,150**	1,958,338
Property and equipment:		
Furniture and equipment	**207,395**	230,310
Leasehold improvements	**82,180**	82,180
	289,575	312,490
Less accumulated depreciation	**246,246**	234,235
Property and equipment, net	**43,329**	78,255
Other asset:		
Artwork	**9,550**	9,550
Total assets	$ **948,029**	$ 2,046,143

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31,	2013	2012
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	**$ 36,705**	$ 720
Deferred revenue	**15,000**	
Deferred rent	**6,070**	5,866
Total current liabilities	**57,775**	6,586
Other liabilities:		
Notes payable, members (Notes 2 and 3)	**300,000**	300,000
Deferred rent	**12,781**	
Total other liabilities	**312,781**	300,000
Total liabilities	**370,556**	306,586
Members' capital	**577,473**	1,739,557
Total liabilities and members' capital	**$ 948,029**	$ 2,046,143

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF OPERATIONS

Years ended December 31,	2013	2012
Revenue:		
Fees	$ **335,912**	$ 4,147,079
Interest	**252**	153
Total revenue	**336,164**	4,147,232
Operating expenses:		
Salaries	**290,044**	950,674
Payroll taxes	**23,435**	44,937
Accounting fees	**74,450**	79,559
Bad debts	**18,045**	13,884
Deal support - consultants	**74,906**	332,568
Depreciation	**38,420**	50,210
Dues and subscriptions	**18,926**	9,452
Guaranteed payments to member	**180,000**	529,294
Insurance - other	**19,553**	23,060
Legal and professional	**13,562**	61,296
Marketing and advertising	**26,097**	17,664
Medical insurance	**42,048**	39,125
Miscellaneous	**35,925**	31,074
Office supplies	**13,204**	7,254
Outsourced administration	**18,327**	9,886
Printing and reproduction	**18,646**	17,462
Rent	**125,543**	138,324
Telecommunications	**23,775**	32,595
Travel and entertainment	**55,562**	138,340
Total operating expenses	**1,110,468**	2,526,658
Operating income (loss)	**(774,304)**	1,620,574
Other expense:		
Interest expense	**(36,000)**	(36,000)
Net income (loss)	$ **(810,304)**	$ 1,584,574

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Years ended December 31,		2013		2012
Members' capital:				
Balance, beginning of year	$	**1,739,557**	$	154,983
Distributions		**(351,780)**		
Net income (loss)		**(810,304)**		1,584,574
Balance, end of year	$	**577,473**	$	1,739,557

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CASH FLOWS

Years ended December 31,	2013	2012
Operating activities:		
Net income (loss)	$ (810,304)	$ 1,584,574
Adjustments to reconcile above to cash and cash equivalents provided by operating activities:		
Depreciation	38,420	50,210
(Increase) decrease in operating assets:		
Accounts receivable	593,554	(592,486)
Due from members		13,535
Prepaid expenses	210,240	(209,705)
Other current assets	16,061	28,639
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	35,985	(104,161)
Deferred revenue	15,000	(36,452)
Due to affiliate		(50,000)
Deferred rent	12,985	(12,896)
Cash and cash equivalents provided by operating activities	111,941	671,258
Investing activities:		
Purchase of furniture and equipment	(3,494)	(2,862)
Purchase of artwork		(9,550)
Cash and cash equivalents used in investing activities	(3,494)	(12,412)
Financing activity:		
Distributions	(351,780)	
Cash and cash equivalents used in financing activity	(351,780)	
Increase (decrease) in cash and cash equivalents	(243,333)	658,846
Cash and cash equivalents, beginning of year	1,105,296	446,450
Cash and cash equivalents, end of year	$ 861,963	$ 1,105,296
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest		$ 108,000

See notes to financial statements.

1. Nature of business and summary of significant accounting policies

Operations:

Jordan, Knauff & Company (the Company) is an Illinois limited liability company formed in March 2001 for the purposes of conducting investment banking and company financing. The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by the Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project (IDP). Through an IDP, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1. Nature of business and summary of significant accounting policies (continued)

Revenue recognition:

The Company's revenue is derived primarily from providing investment banking services. Investment banking fees are recognized in the period when service is performed. Revenue received in advance of the period to which it relates is recognized as "Deferred revenue" in the accompanying statement of financial condition.

Accounts receivable:

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as necessary, any balance deemed uncollectible. Accounts receivable at December 31, 2013 and 2012 are expected to be fully collected.

Property and equipment and related depreciation and amortization:

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the useful lives of the assets. Leasehold improvements are amortized ratably over the lesser of the life of the improvement or term of the lease.

Deferred rent:

The Company's operating lease agreement for its office space contains provisions for future rent increases and a period of rent abatement. In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to total payments due over the lease term, divided by the number of months in the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent" which is reflected as a separate line item in the accompanying statement of financial condition.

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Accordingly, the Company's earnings and losses are included in the members' personal income tax returns.

The Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years ended prior to December 31, 2010.

2. Notes payable, members

The following is a summary of unsecured and subordinated notes payable, members:

December 31,	2013	2012
Note dated November 30, 2011, due November 30, 2015, interest at 12% (Note 3)	$ **200,000**	$ 200,000
Note dated November 30, 2011, due November 30, 2015, interest at 12% (Note 3)	**100,000**	100,000
Total	$ **300,000**	$ 300,000

Interest expense was $36,000 for each of the years ended December 31, 2013 and 2012. Accrued interest of $36,000 is included in accrued expenses at December 31, 2013.

3. Liabilities subordinated to claims of general creditors and secured demand notes receivable

The Company had $300,000 in borrowings subordinated to claims of general creditors at December 31, 2013 and 2012, which consist of subordinated loans from members maturing on November 30, 2015 (see Note 2).

Subordinated shareholder borrowings are available in computing adjusted net capital under the minimum capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

No interest was paid to members in the year ended December 31, 2013. Interest of $108,000 was paid to members in the year ended December 31, 2012.

The Financial Industry Regulatory Authority (FINRA), the Company's Designated Self-Regulatory Organization, has approved these borrowings as acceptable regulatory capital. These liabilities are subordinated to the claims of the present and future general creditors and the loan agreements provide that the notes cannot be repaid if such repayments will cause the Company to fail to meet the financial requirements established by the SEC.

4. Letter of credit

In compliance with the Company's current office lease (Note 5), the Company maintains an Irrevocable Standby Letter of Credit in the aggregate amount of $12,000 and $17,500 at December 31, 2013 and 2012, respectively. No amounts have been drawn down during the years ended December 31, 2013 or 2012.

5. Office lease

The Company leased office space in downtown Chicago under an operating lease which expired on May 31, 2013. On March 1, 2013, the lease was extended for one additional period of three years commencing on June 1, 2013 and ending on May 31, 2016. The lease requires annual 3% base rent increases on June 1st of each year. In addition to base rent, the Company is also responsible for its pro-rata share of common building operating costs and real estate taxes.

Rent expense, including operating costs and real estate taxes, for the years ended December 31, 2013 and 2012 was $125,543 and $138,324, respectively.

The following is a schedule of future minimum base rent payments:

Year ending December 31:	Amount
2014	$ 87,557
2015	90,184
2016	38,038
Total	$ 215,779

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or shall not exceed 8 to 1 for twelve months after commencing business as a broker-dealer. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013 and 2012, the Company had net capital of $791,407 and $1,098,710, respectively, which was $786,701 and $1,098,271, respectively, in excess of its required net capital of $4,706 and $439, respectively. At December 31, 2013 and 2012, the Company's net capital ratio was .09 to 1 and .01 to 1, respectively.

7. Concentration of credit risk

The Company maintains cash in bank accounts which, at times, may exceed federally-insured limits. At December 31, 2013 and 2012, cash in excess of these limits totaled approximately $640,000 and $2,280,000, respectively. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

8. Employee retirement plan

The Company maintains a 401(k)/profit-sharing plan covering all employees and members who meet eligibility requirements. The plan allows employees and members to make voluntary contributions within stated limits set by the plan for which maximum amounts are subject to Internal Revenue Service statutory limitations. The plan provides for discretionary matching and discretionary profit-sharing contributions. There were no discretionary matching or discretionary profit-sharing contributions approved for the years ended December 31, 2013 and 2012.

9. Related party transactions

The Company has an agreement, effective March 1, 2012, to provide strategic, acquisition and management advisory services, corporate and administrative support services and investment banking services to an affiliate. The agreement calls for fixed monthly payments plus additional contingent fees. Amounts due from the affiliate under the agreement totaled $15,446 and $425,330 at December 31, 2013 and 2012, respectively. These amounts are included in accounts receivable.

10. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2013, the financial statement date, through February 24, 2014, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

JORDAN, KNAUFF & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2013		
Total members' capital		$ 577,473
Additions:		
Liabilities subordinated to claims of general creditors		300,000
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 15,446	
Property and equipment, net	43,329	
Prepaid expenses	17,741	
Artwork	9,550	86,066
Net capital		791,407
Minimum net capital requirement		4,706
Excess net capital		$ 786,701
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 36,705
Deferred revenue		15,000
Deferred rent		18,851
Aggregate indebtedness		$ 70,556
Ratio of aggregate indebtedness to net capital		.09 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as report in the Company's X-17A-5		$ 774,167
Change in other charges against capital		17,240
Net capital per above		$ 791,407

JORDAN, KNAUFF & COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2013

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Independent Auditor's Report on Internal Control
Under SEC Rule 17A-5(g)(1)

Members
Jordan, Knauff & Company
Chicago, Illinois

In planning and performing our audit of the financial statements of Jordan, Knauff & Company (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 24, 2014